FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Third Quarter Earnings

Boca Raton, Fla. — October 28, 2009—(NASDAQ Global: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $184,000 for the quarter ended September 30, 2009 compared to $297,000 for the quarter ended September 30, 2008. 1st United reported a net loss of $1.683 million for the nine months ended September 30, 2009 compared to a net loss of $361,000 for the nine months ended September 30, 2008.

After giving effect to preferred stock dividends, 1st United reported basic and diluted earnings (loss) per share available to common stock shareholders of ($.06) and $.03 for the three months ended September 30, 2009 and 2008, respectively, and ($.31) and ($.07) for the nine months ended September 30, 2009 and 2008, respectively.

Highlights for the quarter and nine months ended September 30, 2009:

Financial Condition

•

On September 22, 2009, 1st United completed a $70 million common stock offering and listed its common stock on the NASDAQ Global Stock Market under the symbol FUBC. Subsequent to September 30, 2009, the underwriters exercised their over-allotment option and 1st United received an additional $10.5 million in gross proceeds. Total gross proceeds from the offering were approximately $80.5 million.

•	Gross loans increased by $14 million (3%) from December 31, 2008 to approximately $500.4 million at September 30, 2009.

•

The allowance for loan losses at September 30, 2009 was $7.2 million and 1.4% of total loans and 60% of non-accrual loans. This compares to an allowance for loan losses at December 31, 2008 of $5.8 million and 1.2% of total loans and 68% of non-accrual loans.

•	Deposits increased by $23 million (5%) from December 31, 2008 to approximately $459.3 million at September 30, 2009

•

Non-performing assets (non-accruing loans, loans accruing >= 90 days and other real estate owned) to total assets was 2.26% at September 30, 2009. Excluding the $2.7 million loan accruing > 90 days which was resolved after September 30, 2009, this ratio is 1.85%. This compares to non performing assets of 1.72% at December 31, 2008.

•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio at September 30, 2009 were 27.6%, 25.2%, and 20.5%, respectively.

Operating Results

•	Net income of $184,000 for the quarter ended September 30, 2009 was impacted by:

-	Net interest margin of 3.70% for the quarter

-	Sale of approximately $3.8 million in securities for a net gain of $100,000

-	Provision for loan losses of $185,000

•	Net loss of $1.683 million for the nine months ended September 30, 2009 was impacted by:

-	Net interest margin of 3.74% for the nine months ended September 30, 2009

-	Sale of approximately $12.8 million in securities for a net gain of $630,000

-	Provision for loan losses of $3.1 million

-	Special FDIC assessment of approximately $300,000

-	Termination of an office lease resulting in approximately $330,000 in one time occupancy expense.

Management Comments:

"It has been an exciting quarter for 1st United, stated Warren S. Orlando, Chairman. "We were very pleased to have raised the additional $80.5 million in gross capital, including the over-allotment received after September 30, which we believe will fuel both organic and acquisition growth opportunities. Despite current economic challenges, we believe in the fundamentals in the markets we serve."

Rudy Schupp, President and CEO, stated that "Though the recovery appears to be slow, we continue to ensure that we are serving the banking needs of our communities. We had new loan production for the last 9 months of over $45 million. We have also seen core deposits grow by more than $23 million since December 31, 2008. Our net interest margin of 3.74%, liquidity, and capital remain very strong."

"Asset quality continues to be a focus for the company, and the amount of loan loss provision recorded over the last nine months of $3.1 million is a result of these challenges,” indicated Schupp. "We remain vigilant in monitoring asset quality and to act quickly to resolve problems assets as they are identified."

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: 1st United’s ability to execute its growth strategy, risks relating to the integration of acquired companies that have previously been operated separately, challenges posed by the current economic environment, disruptions in global financial markets, credit risk of 1st United’s customers, effects of the on-going correction in residential real estate prices and reduced levels of home sales, sufficiency of 1st United’s allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of 1st United’s markets, rapid changes in the financial services industry, exposure to intangible asset risk, and hurricanes and other adverse weather events, and 1st United’s ability to manage the risks involved in the foregoing. Additional factors can be found in our filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

1st United Bancorp, Inc.
Selected Financial Data

	September 30,		December 31,
	2009	2008	2008
	(Amounts in thousands, except per share data)
BALANCE SHEET DATA
Total assets	$669,425	$621,927	$617,821
Total loans	500,361	491,588	486,247
Allowance for loan losses	7,189	4,898	5,799
Securities available for sale	50,486	40,238	35,075
Goodwill and other intangible assets	46,881	42,449	47,118
Deposits	459,266	469,760	436,269
Non-interest bearing deposits	105,186	107,562	100,785
Stockholders' equity	172,006	99,505	98,870

SELECTED ASSET QUALITY DATA,
CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	25.69%	16.00%	16.00%
Non-accrual loans/total loans	2.40%	1.15%	1.76%
Non-performing assets/total assets	2.26%	0.91%	1.72%
Allowance for loan losses/total loans	1.44%	1.00%	1.19%
Allowance for loan losses/non-accrual loans	60%	86%	68%
Net charge-offs/average loans	0.34%	0.09%	0.21%
Leverage Ratio	20.46%	9.79%	8.15%
Tier 1 Risk Based Capital	25.24%	10.68%	9.46%
Total Risk Based Capital	27.55%	12.68%	11.69%

INCOME STATEMENT DATA

(Amounts in thousands, except per share data)	For the three month period ended September 30,		For the nine month period ended September 30,
	2009	2008	2009	2008
Interest income	$7,026	$8,014	$20,921	$22,749
Interest expense	1,816	2,384	5,503	7,257
Net interest income	5,210	5,630	15,418	15,492
Provision for loan losses	185	225	3,090	475
Net interest income after provision
for loan losses	5,025	5,405	12,328	15,017
Non interest income	580	445	1,987	1,411
Non interest expense	5,328	5,364	16,919	17,006
Income (loss) before taxes	277	486	(2,604)	(578)
Income expense (benefit)	93	189	(921)	(217)
Net income (loss)	184	297	(1,683)	(361)
Preferred Stock Dividends Earned	875	--	1,238	--
Net income (loss) available to common
Shareholders	$(691)	$297	$(2,921)	$(361)

PER SHARE DATA
Basic and diluted earnings (loss) per share	$(0.06)	$0.03	$(0.31)	$(0.07)
Book value per common share	$6.92	$11.01	$6.92	$11.01
Tangible book value per common share	$4.85	$6.05	$4.85	$6.05

SELECTED OPERATING RATIOS
Return on average assets	0.12%	0.20%	-0.36%	-0.09%
Return on average shareholders' equity	0.78%	1.40%	-2.10%	-0.63%
Net interest margin	3.70%	4.35%	3.74%	4.38%